UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The9 Limited Announces Change of Independent Registered Public Accounting Firm

SHANGHAI, August 27, 2021 --The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established Internet company, today announced the change of its independent registered public accounting firm effective August 27, 2021.

The Company was notified by Grant Thornton (“GT”), the China member firm of Grant Thornton International, that, effective from August 20, 2021, GT has resigned as The9’s independent registered public accounting firm. GT has served as the Company’s independent registered public accounting firm since 2016. The report of GT on the Company’s financial statements for fiscal years 2019 and 2020 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle, except that they contained explanatory paragraphs which noted that there was substantial doubt as to the Company’s ability to continue as a going concern.

During the fiscal years 2019 and 2020 and the subsequent interim period through August 20, 2021, there have been (i) no disagreements between the Company and GT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of GT would have cause them to make reference to the disagreements in their audit reports, and (ii) no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K) other than the material weakness related to the Company’s lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 29, 2021.

The Company has provided a copy of the foregoing disclosures to GT and requested that GT furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether GT agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of GT’s letter, dated August 27, 2021, is attached hereto as Exhibit 99.1.

Subsequent to the issuance of GT’s report dated March 29, 2021 on the Company’s financial statements for the year ended December 31, 2020, the Company closed an underwritten public offering in April 2021 and received gross proceeds of approximately US$144 million, before deducting underwriting discounts and commissions and offering expenses, which strengthened the financial position of the Company significantly. Primarily due to the receipt of such gross proceeds, management of the Company believes that the going concern issue contained in GT’s reports had been resolved.

On August 27, 2021, the Company engaged RBSM LLP (“RBSM”) as its independent registered public accounting firm. The engagement of RBSM has been approved by the Company’s audit committee (the “Audit Committee”) and the board of directors (the “Board”) on August 27, 2021.

During the Company’s two most recent fiscal years ended December 31, 2020 and 2019, and the subsequent interim period through August 27, 2021, neither the Company nor anyone on its behalf has consulted with RBSM regarding (i) the application of accounting principles to a specific transaction, either completed or proposed or (ii) the type of audit opinion that might be rendered on the Company's financial statements and, neither a written report nor oral advice was provided to the Company that RBSM concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, or (iii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions), or (iv) any “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company is working closely with GT and RBSM to ensure a seamless transition.

The Audit Committee expresses its sincere gratitude to GT for its professionalism and quality of services rendered to the Company over the past years.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter from Grant Thornton to the Securities and Exchange Commission dated August 27, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

	By	:	/s/ George Lai
	Name:	:	George Lai
	Title:	:	Director and Chief Financial Officer

Date: August 27, 2021